UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

BBVA has reached an agreement with Voyager Investing UK Limited Partnership, an entity managed by Canada Pension Plan Investment Board (“CPPIB”) for the transfer of a portfolio of credit rights which is mainly composed by non-performing and in default mortgage credits, with an aggregate outstanding balance amounting to approximately EUR 1,490 million (the “Transaction”).

The closing of the Transaction will be completed as soon as the relevant conditions are fulfilled, which is expected to occur within the second quarter of 2019.

As at the closing of the Transaction, the impact of the Transaction in the Group’s attributable profit, which is currently expected to be EUR 150 million, net of taxes and other adjustments, as well as the impact in the Common Equity Tier 1 (fully loaded), which is expected to be slightly positive, will be finally determined.

Madrid, December 26, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: December 27, 2018	By: /s/ Javier Rodríguez Soler
Name: Javier Rodríguez Soler
Title: Global Head of Strategy & M&A